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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: January 31, 2005     |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response.....0.5    |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Kaplan             Thomas             S.

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   (Last)            (First)            (Middle)

   154 West 18th Street

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                     (Street)

   New York              NY             10011

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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   APEX SILVER MINES LTD. (SIL)

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3. IRS Identification Number of Reporting Person, if an entity (voluntary)



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4. Statement for Month/Day/Year

   October 30, 2002

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5. If Amendment, Date of Original (Month/Day/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify title below)


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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                          5. Amount of
                                                                                             Securities   6. Owner-
                                                                                             Beneficially    ship
                       2. Trans-                  3. Trans-     4. Securities Acquired (A)   Owned           Form:
                          action    2A. Deemed       action        or Disposed of (D)        Following       Direct    7. Nature of
                          Date      Execution        Code          (Instr. 3, 4 and 5)       Reported        (D) or       Indirect
1. Title of Security      (Month/   Date, if any  (Instr. 8)    --------------------------   Transaction(s)  Indirect     Beneficial
   (Instr. 3)             Day/      (Month/Day/   ----------    Amount    (A) or     Price   (Instr.         (I)          Ownership
                          Year)     Year)         Code    V               (D)                3 and 4)        (Instr. 4)   (Instr. 4)
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
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Ordinary Stock, par
value $0.01 per share
("Shares")            10/30/02                    J            108,249    D(4)                                   I           (1)
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Ordinary Stock        10/30/02                    G       V   1,665,000   D(5)                                   I           (2)
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Ordinary Stock        10/30/02                    G       V     80,000    D(6)                                   I           (1)
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                                                                                            3,126,670            I           (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT                       (Over)
REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.                                SEC 1474 (9-02)

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FORM 4 (CONTINUED)

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.       2.       3.    3A.          4.        5.            6.               7.        8.        9.         10.      11.
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                                                                             Title and                           Ownership
                                               Number of    Date Exer-       Amount of            Number of      Form of
                                               Derivative   cisable and      Underlying           Derivative     Deriv-
                                               Securities   Expiration       Securities   Price   Securities     ative
           Conver-                    Trans-   Acquired (A) Date (Month/     (Instr. 3    of      Benefi-        Security:
           sion or  Trans-  Deemed    action   or Disposed   Day/Year)        and 4)      Deriv-  cially         Direct
           Exercise action  Execution Code     of (D)       -------------   ------------- ative   Owned          (D) or   Nature of
Title of   Price of Date    Date, if  (Instr.  (Instr. 3,   Date                  Amount  Secur-  Following      Indirect Indirect
Derivative Deriv-   (Month/ any        8)       4 and 5)    Exer-  Expir-         or Num- ity     Reported       (I)      Beneficial
Security   ative     Day/   (Month/   -------- ----------   cis-   ation          ber of  (Instr. Transaction(s) (Instr.  Ownership
(Instr. 3) Security  Year)  Day/Year) Code  V  (A)   (D)    able   Date     Title Shares  5)      (Instr. 4)     4)      (Instr. 4)
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
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

Explanation of Responses:

(1) The Shares are held by Argentum, LLC, which pursuant to a voting trust agreement the Reporting Person has voting and dispositive control with respect to the Shares.

(2) The Shares are held by Consolidated Commodities, Ltd., which pursuant to a voting trust agreement the Reporting Person has voting and dispositive control with respect to the Shares.

(3) The Shares are held by Argentum, LLC and Consolidated Commodities, Ltd., which pursuant to voting trust agreements the Reporting Person has voting and dispositive control with respect to the Shares.

(4) Represents an exchange on behalf of the Reporting Person's spouse, of Shares held by Argentum, LLC for a shareholder's 2.75% interest in Consolidated Commodities, Ltd., which company's sole asset is Shares, for an amount of Shares equal to 2.75% of the Shares held by Consolidated Commodities, Ltd.

(5) Represents a gift made by Consolidated Commodities, Ltd., to the D. Recanati Irrevocable Trust.

(6) Represents a gift made by Consolidated Commodities, Ltd., to a charitable foundation.


              /s/ Thomas S. Kaplan                                11/1/02
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               ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.